Filed by Diamond Walnut Growers, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Registration Statement File No.: 333-123574

On May 10, 2005, the following letter was mailed to members of Diamond Walnut Growers, Inc.

[Diamond Letterhead]

May 10, 2005

Dear Grower/Member:

The enclosed Patronage Payment History report shows the proceeds Diamond paid you for walnut deliveries for crop years 1999 through 2003, and 2004 crop patronage value calculated using pounds delivered on the 2004 crop and final payment values for the 2003 crop (since crop year 2004 value is not yet determined).

This information will be used to determine the number of shares you will receive as a result of the proposed conversion of Diamond Walnut Growers, Inc. into a Delaware corporation (based on your two best years of proceeds of the last six compared to the aggregate of all the members’ two best years of proceeds of the last six), if it is approved by members. This determination is in accordance with Section 2.11 of our Bylaws.

Please review and verify that the patronage payments indicated on the enclosed report are consistent with your records. Your field representatives are available to address any specific questions you may have regarding your accounts and this Patronage Payment History report. Their contact numbers are listed below for your convenience.

No action is needed if the attached information is accurate. All corrections must be submitted by May 20, after which time we will prepare property interest reports to accompany the disclosure statement/prospectus that will be sent to you in connection with the conversion voting process.

Best Regards,

Sam Keiper
Vice President Grower Relations
and Corporate Affairs

Eric Heidman	209-483-3615	Tom Burlando	209-482-3842
Steve Wulfert	530-521-3435	Richard Reese	559-259-6716
Grower Accounting	800-692-3400	Gene Manhire	559-730-1959
or 209-467-6218

[Diamond Logo]	Patronage Payment History

Grower Acct #	Grower TIN #	Grower Name	Two Best Years	2004	2003	2002	2001	2000	1999
[—]	[----]	[Name]	[$-------]	[$-------]	[$-------]	[$-------]	[$-------]	[$-------]	[$-------]
		Total	[$-------]

ADDITIONAL INFORMATION ABOUT THE CONVERSION AND WHERE TO FIND IT

On May 3, 2005, Diamond Foods, Inc. filed an amended registration statement with the SEC containing an amended preliminary disclosure statement/prospectus regarding the conversion. We urge you to read this amended preliminary disclosure statement/prospectus and the definitive disclosure statement/prospectus when it becomes available and any other relevant materials filed by Diamond Foods, Inc. or Diamond Walnut Growers, Inc. with the SEC because they contain, or will contain, important information about the conversion. These documents are available for free at the SEC web site (www.sec.gov) or by contacting Diamond Walnut Growers, Inc.